

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 21, 2016

Via E-mail
Mr. Curt Kroll
Vice President, Treasurer and Chief Financial Officer
Katy Industries, Inc.
11840 Westline Industrial Drive
St. Louis, Missouri  63146

>    **Re:    Katy Industries, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2015**
>    **Filed March 30, 2016**
>    **Form 8-K filed May 3, 2016**
>    **File No. 001-05558**

Dear Mr. Kroll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – 2015 Compared to 2014, page 16

1.    We note that you present the non-GAAP measures operating income and net loss excluding one-time items related to your facility relocation,  but you have not provided the required reconciliations to the most directly comparable GAAP measures as well as the other disclosures required by Item 10(e)(i) of Regulation S-K. Please confirm that in future filings you will revise your presentations of non-GAAP measures to fully comply with that guidance. This comment also applies to your Forms 10-Q and your earnings releases on Form 8-K.

<u>Form 8-K filed May 3, 2016</u>

<u>Exhibit 99.1</u>

2.      We note that you present non-GAAP operating income in the headline of your press release without also presenting GAAP operating income with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Please revise your future earnings releases filed on Form 8-K to fully comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions.  You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery